                                  EXHIBIT 99

2000 ATLANTIC CITY ELECTRIC COMPANY PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE AND TRANSFER

BACKGROUND

In 1999, the electric utility business of Atlantic City Electric Company (ACE) was restructured pursuant to legislation enacted in New Jersey and a Summary Order issued by the New Jersey Board of Public Utilities (NJBPU). The restructuring of ACE's electric utility business is discussed in Notes 1, 6, 7, 8 and 14 to the Consolidated Financial Statements, included in Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in Item 7 of Part II.

Conectiv is realigning the mix of electric generating plants owned by its subsidiaries in connection with electric utility industry restructuring and its "mid-merit" electric generation strategy. ACE has entered into agreements to sell its nuclear and non-strategic baseload fossil fuel-fired electric generating plants. As of December 31, 2000, all the electric generating plants of ACE were subject to agreements for sale and the plants had 1,122.7 megawatts of capacity and a net book value of $132.1 million, excluding the nuclear decommissioning liability included in accumulated depreciation. The agreements for the sale of the electric generating plants provide for an aggregate sales price of approximately $189 million, before certain adjustments and selling expenses, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II. Upon the sale of the ownership interests of ACE in nuclear electric generating units, ACE will transfer its nuclear decommissioning funds to the purchasers who will assume full responsibility for decommissioning such units. The sales of the electric generating plants are expected to take place during 2001. However, as discussed in Note 11 to the Consolidated Financial Statements included in Item 8 of Part II, there can be no assurances that the sales will be completed.

Effective July 1, 2000, ACE contributed at net book value to Conectiv combustion turbine electric generating units with 502 megawatts of capacity. Then, Conectiv transferred the electric generating plants to a subsidiary of Conectiv Energy Holding Company (CEH). CEH and its subsidiaries are engaged in non-regulated electricity production and sales, energy trading, and marketing.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following Consolidated Financial Statements for ACE are filed with this
Exhibit:

 . Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2000, and . Unaudited Pro Forma Consolidated Statement of Income for the Year Ended
   December 31, 2000.

The following major assumptions were made in preparing these pro forma Consolidated Financial Statements:

 . For purposes of the pro forma Consolidated Balance Sheet, the sales of nuclear and non-strategic baseload fossil fuel-fired electric generating plants were all assumed to occur as of December 31, 2000.

 . For purposes of the pro forma Consolidated Statement of Income, the sales and transfer described above were assumed to occur as of January 1, 2000. As a result, expenses related to generation assets assumed to be sold were eliminated.

 . The contribution of the combustion turbines of ACE to Conectiv was assumed to be at net book value, on a non-taxable basis.

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

 .  Replacement energy and capacity were assumed to be purchased from the PJM
   Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 . Under its rates for electricity supplied to utility customers, ACE was assumed to be permitted to earn a return on the stranded costs resulting from the sale of the power plants and to no longer earn a return on the power plants sold.

 .  Revenues which resulted from the Wholesale Transaction Confirmation Letter
   Agreements during 2000, as discussed in Note 12 to the Consolidated Financial Statements, were assumed to have not been earned due to the assumed sale of the nuclear power plants on January 1, 2000.

 . Revenues earned from plants contributed to Conectiv on July 1, 2000 were assumed to not have been earned, based on an assumed transfer date of January 1, 2000 for the pro forma Consolidated Statement of Income.

 . The proceeds from the sale of the nuclear and non-strategic baseload fossil electric generation plants of ACE were assumed to be used to repay long-term debt, after considering expected debt retirement costs.

 . The transfer of the decommissioning trusts as a result of the sale of the ownership interests of ACE in nuclear electric generating units was assumed to occur on a non-taxable basis.

 . The net pro forma gain from the sale of ACE's generation units, except for the Deepwater generation unit, was recorded as a reduction to recoverable stranded costs. The net loss of approximately $38 million which is expected to result from the sale of the Deepwater generation unit was recorded as an extraordinary charge in the 4th quarter of 1999. A pro forma adjustment resulting from the recognition of unamortized investment tax credits which are recognized upon completion of the sale was credited to retained earnings.

 . An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma Consolidated Statement of Income.

These pro forma Consolidated Financial Statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma Consolidated Financial Statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.


DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Consolidated Statement of Income and Consolidated Balance Sheet filed with this Exhibit reflect the following adjustments:

Adjustments to the Consolidated Statement of Income:

1. A net decrease in "Electric revenues" due to (i) no revenues from the operations of deregulated electric generating units (contributed to Conectiv) and the nuclear plants under the "Wholesale Transaction Confirmation Letter Agreements," and (ii) no return earned on generation rate base of divested plants, partly offset by a return earned on stranded costs.

2. A net increase in "Electric fuel and purchased energy and capacity" primarily because the cost increase from ACE purchasing all energy and capacity requirements to meet its retail load exceeded the cost


                                      -2-
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   decrease from no longer purchasing fuel for the electric generating units sold and contributed to Conectiv.

3. Decreases in other operating expenses as a result of the sale and transfer of the electric generating plants of ACE.

4. A decrease in "Interest charges" as a result of retirement of long-term debt after the sale of the electric generating plants of ACE.

Adjustments to the Consolidated Balance Sheet:

1. A net increase to "Cash and cash equivalents" primarily as a result of net proceeds received from the sale of the electric generating plants, less cash used for the retirement of long-term debt.

2. A decrease to "Fuel" inventories as a result of the sale of the electric generating plants.

3. An increase in "Taxes receivable" and a decrease in "Taxes accrued" due to the tax benefit associated with the tax loss on the sale of the electric generating plants.

4. A decrease to "Investments" as a result of the transfer of nuclear decommissioning trust funds to the buyers of the nuclear generation assets.

5. A decrease to "Property, plant and equipment" and "Construction work-in-progress" as a result of the sale of the electric generating plants and related assets.

6. A decrease to "Accumulated Depreciation" as a result of the sale of the electric generating plants and the assumption of the nuclear decommissioning obligations of ACE by the purchasers of the nuclear plants.

7. Decreases to "Leased nuclear fuel, at amortized cost", "Current capital lease obligation", and "Long-term capital lease obligation" as a result of the sale of the nuclear fuel to the buyers of the nuclear electric generating units and the corresponding liquidation of the capital lease obligation.

8. Decrease to "Recoverable stranded costs" and an increase to "Regulatory Liability for New Jersey income tax benefit" due to the sale of the electric generating plants of ACE, which are subject to stranded cost recovery. As a result of an expected net gain from the sale of such assets, there is a decrease in recoverable stranded costs.

9. Changes to "Deferred income taxes, net," "Deferred investment tax credits," "Above-market purchased energy contracts and other electric restructuring liabilities," and "Other Deferred Credits and Other Liabilities" as a result of the sale of the electric generating plants.

10. Net increase to "Retained Earnings" as a result of reversal of the unamortized investment tax credit balance associated with the deregulated Deepwater plant, at the time of its sale.

11. Decrease to "Long-term debt" due to assumed repayment of debt with net sale proceeds assumed to be available after payment of debt retirement costs.

                                      -3-
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                        ATLANTIC CITY ELECTRIC COMPANY
             UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                         YEAR ENDED DECEMBER 31, 2000


                                                        -------------      -------------            -------------
                                                           Reported         Adjustments               Pro Forma
                                                        -------------      -------------            -------------
                                                                       (Dollars in Thousands)
OPERATING REVENUES                                      $     968,383      $     (74,362) (1)    $     894,021
                                                        -------------      -------------         -------------

OPERATING EXPENSES
    Electric fuel and purchased energy and capacity           420,737             72,357  (2)          493,094
    Operation and maintenance                                 243,682            (83,006) (3)          160,676
    Depreciation and amortization                             101,527            (37,264) (3)           64,263
    Taxes other than income taxes                              35,913             (1,322) (3)           34,591
                                                        -------------      -------------         -------------
                                                              801,859            (49,235)              752,624
                                                        -------------      -------------         -------------
OPERATING INCOME                                              166,524            (25,127)              141,397
                                                        -------------      -------------         -------------

OTHER INCOME                                                    7,808                                    7,808
                                                        -------------      -------------         -------------

INTEREST EXPENSE
    Interest charges                                           76,178            (12,394) (4)           63,784
    Allowance for borrowed funds used during
       construction and capitalized interest                     (645)                                    (645)
                                                        -------------      -------------         -------------
                                                               75,533            (12,394)               63,139
                                                        -------------      -------------         -------------

PREFERRED DIVIDEND REQUIREMENTS ON
    PREFERRED SECURITIES OF SUBSIDIARY TRUSTS                   7,619                                    7,619
                                                        -------------      -------------         -------------

INCOME BEFORE INCOME TAXES                                     91,180            (12,733)               78,447

INCOME TAXES                                                   36,746             (5,093)               31,653
                                                        -------------      -------------         -------------

NET INCOME                                                     54,434             (7,640)               46,794

DIVIDENDS ON PREFERRED STOCK                                    2,132                                    2,132
                                                        -------------      -------------         -------------

EARNINGS APPLICABLE TO COMMON STOCK                     $      52,302      $      (7,640)        $      44,662
                                                        =============      =============         =============

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

                        ATLANTIC CITY ELECTRIC COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 2000


                                                     Reported       Adjustments        Pro Forma
                                                   -----------     -------------     ------------
                                                            (Dollars in Thousands)
                     ASSETS

Current Assets
    Cash and cash equivalents                     $       8,117     $      4,000 (1) $      12,117
    Accounts receivable net of allowance
       of $4,423                                        140,785                            140,785
    Investment in Conectiv money pool                   147,954                            147,954
    Inventories, at average cost
       Fuel (coal and oil)                                6,818             (117)(2)         6,701
       Materials and supplies                             6,786                              6,786
    Deferred income taxes, net                           15,750                             15,750
    Taxes receivable                                          -           42,521 (3)        42,521
    Prepayments                                           1,738                              1,738
                                                  -------------     ------------     -------------
                                                        327,948           46,404           374,352
                                                  -------------     ------------     -------------

Investments                                             112,501         (109,399)(4)         3,102
                                                  -------------     ------------     -------------

Property, Plant and Equipment
    Electric generation                                 142,243         (142,243)(5)             -
    Electric transmission and distribution            1,255,184           (6,021)(5)     1,249,163
    Other electric facilities                           119,782                            119,782
    Other property, plant, and equipment                  5,772                              5,772
                                                  -------------     ------------     -------------
                                                      1,522,981         (148,264)        1,374,717
    Less: Accumulated depreciation                      640,103         (126,345)(6)       513,758
                                                  -------------     ------------     -------------
    Net plant in service                                882,878          (21,919)          860,959
    Construction work-in-progress                        50,247             (514)(5)        49,733
    Leased nuclear fuel, at amortized cost               28,352          (28,352)(7)             -
                                                  -------------     ------------     -------------
                                                        961,477          (50,785)          910,692
                                                  -------------     ------------     -------------

Deferred Charges and Other Assets
    Recoverable stranded costs, net                     958,883          (46,757)(8)       912,126
    Unrecovered purchased power costs                    14,487                             14,487
    Deferred recoverable income taxes                    13,978                             13,978
    Unrecovered New Jersey state excise taxes            10,360                             10,360
    Deferred debt refinancing costs                      12,409                             12,409
    Deferred other postretirement benefit costs          29,981                             29,981
    Unamortized debt expense                             12,842                             12,842
    Other                                                26,516                             26,516
                                                  -------------     ------------     -------------
                                                      1,079,456          (46,757)        1,032,699
                                                  -------------     ------------     -------------

Total Assets                                      $   2,481,382     $   (160,537)    $   2,320,845
                                                  =============     ============     =============

                        ATLANTIC CITY ELECTRIC COMPANY
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 2000

                                                                                  -----------       ------------      ----------
                                                                                   Reported         Adjustments       Pro Forma
                                                                                  -----------       ------------      ----------
                                                                                               (Dollars in Thousands)
    CAPITALIZATION AND LIABILITIES
Current Liabilities
  Short-term debt                                                                 $         -                        $          -
  Long-term debt due within one year                                                   97,200                              97,200
  Variable rate demand bonds                                                           22,600                              22,600
  Accounts payable                                                                     50,744                              50,744
  Taxes accrued                                                                        10,243       $ (10,243) (3)              -
  Interest accrued                                                                     18,193                              18,193
  Dividends payable                                                                    17,871                              17,871
  Current capital lease obligation                                                     15,480         (15,480) (7)              -
  Deferred energy supply costs                                                         34,650                              34,650
  Above-market purchased energy contracts
    and other electric restructuring liabilities                                        7,586                               7,586
  Other                                                                                30,268          (1,170)             29,098
                                                                                  ------------      ----------       -------------
                                                                                      304,835         (26,893)            277,942
                                                                                  ------------      ----------       -------------

Deferred Credits and Other Liabilities
  Deferred income taxes, net                                                          405,385          81,143  (9)        486,528
  Regulatory liability for New Jersey income tax benefit                               49,262           5,174  (8)         54,436
  Above-market purchased energy contracts
    and other electric restructuring liabilities                                       16,744          (6,813) (9)          9,931
  Deferred investment tax credits                                                      35,851         (14,188) (9)         21,663
  Long-term capital lease obligation                                                   12,872         (12,872) (7)              -
  Pension benefit obligation                                                           26,948                              26,948
  Other postretirement benefit obligation                                              37,614                              37,614
  Other                                                                                28,918          (9,789) (9)         19,129
                                                                                  ------------   -------------       -------------
                                                                                      613,594          42,655             656,249
                                                                                  ------------   -------------       -------------

Capitalization
  Common stock, $3 par value; shares authorized:
    25,000,000 ; shares outstanding: 18,320,937                                        54,963                              54,963
  Additional paid-in capital                                                          410,194                             410,194
  Retained earnings                                                                   114,962           3,330  (10)       118,292
                                                                                  ------------   -------------       -------------
    Total common stockholder's equity                                                 580,119           3,330             583,449
  Preferred stock not subject to mandatory redemption                                   6,231                               6,231
  Preferred stock subject to mandatory redemption                                      23,950                              23,950
  Preferred securities of subsidiary trusts subject to mandatory
    redemption                                                                         95,000                              95,000
  Long-term debt                                                                      857,653        (179,629) (11)       678,024
                                                                                  ------------   -------------       -------------
                                                                                    1,562,953        (176,299)          1,386,654
                                                                                  ------------   -------------       -------------

Total Capitalization and Liabilities                                              $ 2,481,382      $ (160,537)        $ 2,320,845
                                                                                  ============   =============       =============

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